EXHIBIT 15.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 33-99550 and No. 333-9180) of Korea Electric Power Corporation (“KEPCO”) of our reports dated June 24, 2009 relating to (1) the 2008 and 2007 consolidated financial statements and the retrospective adjustments to the 2006 consolidated financial statements of KEPCO which report expresses an unqualified opinion and includes explanatory paragraphs regarding differences between accounting principles generally accepted in the Republic of Korea and the United States of America and the convenience translation of Korean won amounts into U.S. dollars, and (2) the effectiveness of KEPCO’s internal control over financial reporting, appearing in this Annual Report on Form 20-F of KEPCO for the year ended December 31, 2008.

/s/    Deloitte Anjin LLC

Seoul, Korea

June 24, 2009